July 13, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	CTS Corporation Form 10-K for the fiscal year ended December 31, 2009 Filed February 23, 2010 Form 10-Q for the quarterly period ended April 4, 2010 File No. 001-04639
Ladies and Gentlemen:
This letter is in response to the Staff’s letter of June 29, 2010, in which the Staff requested responses to comments relative to CTS Corporation’s (the “Company” or “CTS”) Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the quarterly period ended April 4, 2010:
In connection with the responses to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Listed below are each of your comments, in bold, followed by CTS’ response.
Form 10-K for the year ended December 31, 2009
Legal Proceedings, page 15
1.	We refer to the last sentence of the first paragraph on page 15. Based on your disclosure concerning provisions for probable costs related to environmental regulatory claims and proceedings, it appears that disclosure of one or more proceedings would be required by Regulation S-K Item 103, Instruction 5. Please provide us with your basis for not describing any proceedings pursuant to this item or tell us with specificity how you intend to respond to this disclosure requirement.

Response: Regulation S-K Item 103, Instruction 5 provides that an administrative or judicial proceeding arising under any Federal, State or local provisions that have been enacted or adopted regulating the discharge of materials into the environment or primarily for the purpose of protecting the environment shall not be deemed “ordinary routine litigation incidental to the business” and shall be described if: (A) such proceeding is material to the business or financial condition of the registrant; (B) such proceeding involves primarily a claim of damages, or involves potential monetary sanctions, capital expenditures, deferred charges or charges to income and the amount involved, exclusive of interest and costs, exceeds 10 percent of the current assets of the registrant and its subsidiaries on a consolidated basis; or (C) a governmental authority is a party to such proceedings and such proceedings involves potential monetary sanctions, unless the registrant reasonably believes that such proceeding will result in no monetary sanctions, or in monetary sanctions, exclusive of interest and costs, of less than $100,000; provided, however, that such proceedings which are similar in nature may be grouped and described generically.

Since none of these proceedings were material to CTS, none of these proceedings involved a claim for damages and no monetary sanctions were involved in any proceeding, the Company did not disclose such items. However, CTS will disclose these items in future filings if any of the above conditions are met.
Executive Compensation, page 20
2.	We refer to your October 14, 2008 response to comment 1 to our September 17, 2008 comment letter where you represented that in future filings you would disclose the names of the companies that comprise your Towers Watson peer group. We note that you provided this representation notwithstanding the fact that Towers Watson did not share the names of the peer companies with you. In light of your October 2008 representation, it is unclear why you have not disclosed the names of the companies that comprise your peer group in this filing. Please tell us why you did not provide the disclosure you assured us you would provide and how you intend to address our concerns through amendment or otherwise.

Response: In comment 1 of the Staff’s September 17, 2008 comment letter, the Staff indicated that in future filings CTS should “disclose the names of the companies that comprise your peer group or provide clarification as to why your Compensation Committee deems this group of companies appropriate for peer comparison if the identities of the companies in that group are not known to the Compensation Committee.” Thus, CTS was given two options in how to respond.

CTS fully intended to disclose the peer group. Unfortunately, when CTS attempted in good faith to follow-up on this commitment and requested the relevant peer group data of Towers Watson (formerly known as Towers Perrin), Towers Watson was resolute in the position that its database is proprietary. Therefore, responsive to the Staff’s September 17, 2008 comment, since it was not possible to disclose the peer group, CTS instead articulated the reasons it finds the Towers Watson data appropriate, despite not having the identities of the peer companies available.

Please refer to page 20 of CTS’ proxy statement for this discussion. In essence, the Committee finds the Towers Watson data appropriate because it is made up of data pulled from companies of similar size and revenue to CTS, though CTS does not require Towers Watson to limit the data to the same industry. Additionally, the data is pulled from large, detailed, and comprehensive survey data, and the market data for the Chief Executive Officer and Chief Financial Officer are compared against the Equilar benchmark data (which peer group is disclosed on page 20 of the proxy statement and discussed therein), Towers Watson has proven to be an experienced compensation consultant used by CTS on numerous occasions and its benchmark data has historically proven appropriate in attracting and retaining qualified and talented executives of the caliber CTS desires.

The Towers Watson data is compensation survey data made up from hundreds of companies. It is used in determining prevailing wage rates for executive officers and structuring compensation packages. The Equliar peer group is a select group of companies which, in addition to its use as a check of Chief Executive Officer and Chief Financial Officer pay, also serves as CTS’ primary peer group for measuring performance, such as in its officer and Chief Executive Officer equity incentive plans. Therefore, the Towers Watson data is used primarily to set compensation levels, and the Equilar peer group, though used to corroborate the Towers Watson data, is primarily used to measure Company performance.

Respectfully, CTS believes it has made best efforts to comply, and believes it has in fact complied with comment 1 of the Staff’s comment letter of September 17, 2008. To the extent CTS continues to use Towers Watson data and the Equilar peer group, CTS intends to continue to explain why it deems the Towers Watson data appropriate and will continue to disclose its peer group for measuring performance.

3.	We refer to the representation in your October 14, 2008 response to comment 2 to our September 17, 2008 comment letter that in future filings you would quantify the historical earnings per share targets that were necessary to be achieved in order for your named executive officers to earn their compensation under your “Management Incentive Plan,” as applicable. On page 24 of your April 20, 2010 definitive proxy, we note that you disclose the earnings per share target for your 2009 Management Incentive Plan; however, we also note that you have not disclosed the relative total stockholder return and sales growth targets that were used to determine your performance-based equity compensation grants under the “2008-2009 Performance Restricted Stock Unit Plan.” Please tell us why you have not disclosed these targets and how you intend to address this lack of disclosure through amendment or otherwise.

Response: In comment 2 of the Staff’s September 17, 2008 comment letter, the inquiry targeted CTS’ Management Incentive Plan (“MIP”), which is the Company’s cash incentive compensation plan. In its October 14, 2008 response to comment 2 of this letter, CTS responded, “In future filings, we will quantify the historical earnings per share targets that were necessary to be achieved in order for our named executive officers to earn their compensation under the MIP, as applicable.” As acknowledged in Comment 3 of the Staff’s June 29, 2010 comment letter, CTS has complied with this commitment.

The 2008-2009 Performance Restricted Stock Unit Plan, containing relative total shareholder return and sales growth targets, was attached as exhibit 10(a) to CTS’ Quarterly Report on Form 10-Q filed April 30, 2008, and when amended and restated, was attached as exhibit 10(cc) to CTS’ Annual Report on Form 10-K filed on February 23, 2009. To the extent that the same principles of Regulation S-K apply to incentive-based compensation plans other than the MIP, such as CTS’ equity compensation plans, CTS will disclose historical targets in future proxy filings.

4.	While we note your disclosure on page 13 regarding compensation disclosure risks, it does not appear you have provided complete disclosure in response to the disclosure requirement in Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: The Final Rules applicable to Regulation S-K, Item 402(s) state, “We believe an approach consistent with our prior practice is appropriate and the final rule does not require a Company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.”

CTS’ Board of Directors reviewed the new proxy disclosure rules with its General Counsel at its February 2010 meeting, specifically discussing Item 402(s) and the relevant requirements contained therein. The Board examined its compensation policies for 2009 and 2010 in light of the risk controls in place in its various incentive compensation plans. Risk controls the Board found compelling were: total compensation is appropriately balanced between fixed and incentive-based compensation; appropriate performance metrics, at least one of which is a broad-based performance metric such as relative total stockholder return or earnings per share, are present in the Company’s incentive-based compensation plans; reasonable performance thresholds were selected for incentive-based compensation plans; all incentive-based compensation plans cap awards at specified maximum levels; multiple-year performance periods are required to earn equity-based incentive compensation awards; and, time-based equity compensation is required to be vested over multiple year periods, generally from two to five years.

In light of the above, the Board concluded that its compensation practices and plans as currently constituted are not reasonably likely to have a material adverse effect upon the Company. As a result, no disclosure was deemed necessary.

5.	We note your disclosure regarding external compensation consultants on page 18 of your definitive proxy under the heading “Role of Management in Executive Compensation Decisions.” Please tell us the name of the external compensation consultant that provided “competitive information” to your CEO, and represent that in future filings as applicable, you will provide the disclosure required by Item 407(e)(3)(iii) of Regulation S-K.

Response: The external compensation consultants that provided competitive information to CTS’ CEO, as compiled by the Company’s former Senior Vice President, Administration, were Towers Watson and Equilar. The identities of and information obtained from Towers Watson and Equilar are discussed subsequently in the proxy on pages 19-20. CTS believes that the Company has complied with Item 407(e)(3)(iii) of Regulation S-K, but will endeavor to be as clear as possible when CTS discusses the role of compensation consultants relative to management in future proxy statements.
Item 7. Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operations (2007-2009), Exhibit 13
Overview, page 2
6.	Please tell us the nature of the cash repatriation and additional valuation adjustments and the reason that these are included in the adjusted effective tax rate presented on page 2. In addition, tell us why you believe that restructuring and restructuring related charges that are added to arrive at adjusted operating earnings are discrete events considering you had these charges each period in the financial statements.

Response: The cash repatriation occurred during CTS’ second fiscal quarter of 2009. The repatriation was necessitated by the near simultaneous impact of several significant events including the global recessionary environment, tightening of the United States credit markets, and the maturing of CTS’ convertible, senior subordinated debentures. These events impacted CTS’ overall financial position and the sources of cash available to the Company for extinguishing the maturing debentures.

The repatriation was comprised of a combination of dividends, return of capital, capital gains, and intercompany loans from various controlled foreign corporations. For tax purposes, the dividends, capital gains, and intercompany loans were treated as taxable events in the United States. Accordingly, U.S. tax was provided on these items when the repatriation occurred.

The valuation adjustment relates to the deferred tax asset associated with an Asian tax jurisdiction’s net operating loss carryforward. During the fourth quarter of 2009, it became more likely than not that a portion of the net operating loss carryforward would expire. Therefore, a valuation adjustment was recorded to reduce this deferred tax asset to its estimated net realizable value.

Both of these items represent significant events. When the impact of these events is combined with other results, CTS’ effective tax rate is negative 66.8%. Conversely, the tax rate is 19.6% when these items are excluded.

The inclusion of the cash repatriation and valuation adjustment makes it difficult for investors to understand the operational results, analyze current and future earnings, and affects comparability with other companies. The presentation used by management overcomes these obstacles and provides investors with more meaningful information.

With respect to the exclusion of restructuring and restructuring-related charges from CTS’ adjusted operating earnings, we respectfully point to the answer in Question 102.03 within the Compliance and Disclosures Interpretations (“C&DIs”) regarding the use of non-GAAP financial measures, which states that “the fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain.”

CTS believes that by presenting investors and analysts with supplemental non-GAAP financial measures that exclude restructuring and restructuring-related charges, CTS is providing investors and analysts with important and transparent information about the financial and business trends relating to the Company’s results of operations. CTS’ management also excludes these charges when assessing current and forward looking operating performance. Moreover, most of CTS’ peers disclose supplemental non-GAAP financial measures that also exclude restructuring and restructuring-related charges. Therefore, CTS believes that the disclosure of similar non-GAAP financial measures is useful to help investors and analysts perform meaningful comparisons of the Company’s operating results to those of other companies, including CTS’ peers.

In summary, CTS believes it is necessary to continue to provide investors and analysts with adjusted operating earnings that exclude restructuring and restructuring-related charges. However, in future filings CTS will not denote restructuring and restructuring-related charges as discrete.
Critical Accounting Policies, page 5
7.	Please revise future filings to disclose your basis for the amortization period of five to 21 years for the variance between the expected rate of return on plan assets and actual results for your retirement plans.

Response: CTS will disclose its basis for the amortization period for the variance between the expected rate of return on plan assets and actual results for CTS’ retirement plans in future filings.
Results of Operations, page 6
8.	Please revise future filings to describe and quantify each factor that contributed to the significant variances each period. For example, the reason for the decreased automotive product sales and the lower electronic component sales for infrastructure applications in the components and sensors segment should be discussed. In addition, clarify what you mean by the expected end-of-life-driven sales to Hewlett-Packard and how long you expect this to impact your business. The impact of this along with the other factors such as lower industrial and communications market sales should also be quantified.

Response: CTS will describe and quantify factors that substantially contribute to the significant variances each period in future filings. The Company will also clarify the meaning of expected end-of-life-driven sales to Hewlett Packard and how long CTS expects this to impact our business if discussed in future filings.
Item 8. Financial Statements and Supplementary Data, Exhibit 13
Financial Statements, page 17
9.	In future filings please include the company name in the title of the financial statements.

Response: CTS will include the company name in the title of the financial statements in future filings.
Notes to Consolidated Financial Statements
Note A – Summary of Significant Accounting Policies, page 20
Inventories, page 21
10.	We note in Item 1, page 5 that you hold precious metals, including silver, palladium, copper and brass in raw materials inventory which may be susceptible to cost fluctuations. To the extent that it is material, please disclose in future filing the amount of precious metals held in inventory.

Response: The amount of precious metals included in net inventory was not material at December 31, 2009. In future filings, to the extent that it is material, CTS will disclose the amount of precious metals held in inventory.
Note B – Acquisitions, page 24
11.	We see that your agreement for the Orion acquisition included a contingent earn out provision. Please tell us how much of the contingent consideration has been paid and clarify your accounting treatment for these payments.

Response: CTS paid $1,250,000 over the earn-out period related to the Orion acquisition. CTS recorded these payments as an additional cost of acquiring Orion in March 2008 in accordance with the provisions of paragraph 28 of FAS. No. 141, “Business Combinations.”
Note J – Taxes, page 37
12.	We see that in 2009 you recorded $9.1 million of income taxes on a taxable distribution from a foreign subsidiary. In light of the distribution in 2009, please tell us how you determined that the remaining $182 million of the undistributed earnings of foreign subsidiaries has been permanently reinvested at the end of fiscal 2009.

Response: Pursuant to Accounting Standards Codification (“ASC”) Topic 740-30, “Income Taxes – Other Considerations or Special Areas”, management considered many factors in concluding the remaining undistributed earnings of foreign subsidiaries were permanently reinvested at the end of 2009. Some of these factors include the financial requirements of the U.S. parent company and its liquidity, future expansion plans of non-US operations, operating and capital requirements of the domestic and non-US subsidiaries; and the tax consequences of remitting foreign earnings.

The U.S. credit markets began to stabilize towards the end of 2009 and the domestic operations had sufficient borrowing capacity in the existing credit agreement. Management anticipates growth and expansion outside the United States. This growth could result from activity generated by existing businesses, acquisitions, joint ventures, and/or expansion into a new non-U.S. location. Additionally, due to CTS’ current U.S. net operating loss carryforwards, CTS will not be able to use foreign tax credits to offset the tax cost of repatriation. Therefore, any future distribution from CTS’ foreign subsidiaries would not be tax efficient.

Based on these factors, management concluded that the remaining undistributed earnings of the foreign subsidiaries were, and will be, permanently reinvested.
Note P – Subsequent Events, page 43
13.	We reference your discussion of the indemnification agreement with Toyota on page 43. We note you have indicated that the agreement does not cover costs or liabilities in connection with government investigations, government hearings or government recalls. We also note that you will be responsible for any judgment that may subsequently be rendered against CTS. Please tell us how you have assessed the possible impact of these matters on your financial statements. In addition, please clarify your exposure related to the discussion on page 43 describing that “if it is determined that you acted negligently in selecting materials or processes where you had sole control over the selection process, in failing to meet Toyota’s specifications, or in making unapproved changes in component design or materials, and such negligence caused or contributed to the claim...”

Response: In assessing the possible impact of the matters you indicated on CTS’ financial statements, all of which are related to Toyota’s voluntary recall of CTS-

manufactured pedals, CTS has examined the relevant provisions of the agreement and the current status of the various matters.

It should be noted at the outset that Toyota’s recall was voluntary; there has been no government-ordered recall of CTS-manufactured pedals.

With respect to government investigations, in CTS’ discussions with relevant authorities, such as the National Highway Traffic Safety Administration (“NHTSA”), the Securities and Exchange Commission, and a state attorney general, CTS has become aware that it is a subject of such inquiries, and therefore required to provide relevant documents and evidence; however, CTS is not the target of these inquiries. At the time of the filing CTS did not, and at present does not anticipate any sanctions which may be material to CTS’ financial statements arising out of or related to such investigations. CTS has cooperated fully with NHTSA’s investigation and their inquiry into CTS was closed on June 30, 2010.

With respect to government hearings, CTS has not been invited or compelled to attend any government hearings related to Toyota’s voluntary recall of CTS-manufactured pedals, nor is the Company aware of any upcoming hearings. CTS did meet with congressional committee staff in private; however, all costs related to such meetings were not material.

Your Staff also requested CTS clarify the Company’s exposure related to the following language which appears in the description of our indemnification agreement with Toyota, “in the event it is determined we acted negligently in selecting materials or processes where we had sole control over the selection process, in failing to meet Toyota’s specifications, or in making unapproved changes in component design or materials, and such negligence caused or contributed to the claim.” To clarify, in connection with third-party civil claims filed in the United States or Canada, Toyota is responsible for any judgments rendered against CTS. If, however, it is determined that CTS acted negligently in selecting materials or processes where the Company had sole control over the selection process, in failing to meet Toyota’s specifications or in making unapproved changes in component design or materials, and such negligence caused or contributed to a claim, CTS would be responsible for a judgment rendered against the Company, but only to the extent of insurance collected from its insurers. In these situations, Toyota would still be responsible to defend CTS in these actions and would remain responsible for any balance of the remaining liability. To date, the only actions filed where CTS is aware that it has been named as a party are civil actions filed in the Unites States or Canada. If applicable, the Company will clarify its disclosure in future filings regarding the indemnification agreement.

In light of all the above, CTS believes that its current exposure related to the matters the Staff indicated in its comment, is not material.
Item 15 – Exhibits and Financial Statements Schedules

14.	We note your disclosure on page 15 under the heading “Legal Proceedings.” It appears you should file your February 2010 indemnification agreement with Toyota as an exhibit. Please refer to Item 601(b)(10). Please file this agreement.

Response: Routinely and in the ordinary course of business, automotive suppliers and auto companies allocate risks amongst the parties, negotiating warranties, recall liability, insurance provisions, and other terms, which may be amended from time-to-time as circumstances warrant and as the parties may agree. The February 2010 indemnification agreement was an extension of and in furtherance of CTS’ current business relationship with Toyota, clarifying the risks and responsibilities of each party relative to a voluntary recall and associated litigation. Accordingly, the February 2010 indemnification agreement was an agreement made in the ordinary course of business, and therefore it is not required to be filed as an exhibit pursuant to Item 601(b)(10).
Exhibits 31a, 31b, 32a and 32b
15.	We see in your certifications, you refer to the “quarterly report on Form 10-K”. When providing your certifications in future reports on Form 10-K, please refer to the annual report.

Response: CTS will refer to the annual report on Form 10-K when providing its certifications in future filings.
Form 10-Q for the quarter ended April 4, 2010
Results of Operations, page 17
16.	Please note that our comments under Results of Operation to the Form 10-K as of December 31, 2009 also apply to this footnote. Please revise in future filings to discuss the specific factors that contributed to the significant increase in revenues in the Components and Sensors segment. In addition, quantify each of the factors that resulted in the significant decrease to revenues in the EMS segment. Please also clarify how end-of-life sales reductions to Hewlett-Packard resulted in a significant decrease in revenues in the quarter ended April 4, 2010 compared to the first quarter of the prior year.

Response: As noted in CTS’ response to footnote 8 above, CTS will describe and quantify factors that substantially contribute to the significant variances each period in future filings. The Company will also clarify the meaning of expected end-of-life-driven sales to Hewlett Packard and how long CTS expects this to impact our business if discussed in future filings.
Form 8-K Dated April 28, 2010
17.	We note that you present “adjusted” or non-GAAP measures in the form of consolidated statements of earnings. This format may be confusing to investors as it presents various non-GAAP captions and sub-totals which have not been individually described to investors. It is not clear whether management uses each of these non-GAAP measures; and, they may be shown here primarily as a result of the presentation format. Under Instruction 2 to Item 2.02 of Form 8-K when furnishing information under this Item you must provide all of the disclosures required by S-K Item 10(e)(1)(i), including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented with accompanying explanation about why you believe each non-GAAP measure provides useful information to investors.
•	To eliminate investor confusion, please remove the adjusted consolidated statements of earnings from future earnings releases and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations and the disclosures required by Regulation G. In addition, please consider the guidance in Question 102.10 of the Compliance and Disclosure Interpretations.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.
Response: CTS management uses each of these non-GAAP measures that are related to normal, ongoing operating results. This includes adjusted operating earnings, adjusted earnings before income taxes, adjusted income taxes, adjusted net earnings and adjusted earnings per share. In the future, CTS will individually describe each non-GAAP item presented.

CTS will remove the adjusted consolidated statements of earnings from future earnings releases and instead disclose only those non-GAAP measures used by management that the Company wishes to highlight to investors, with appropriate reconciliations and disclosures.
Please contact me at (574) 523-3800 if you have any further questions concerning this filing.

Thank you.
Sincerely,

/s/ Donna L. Belusar
Donna L. Belusar
Senior Vice-President and Chief Financial Officer